January 14, 2009

John Fieldsend

Attorney Advisor

H. Christopher Owings

Assistant Director

United States

Securities and Exchange Commission

Washington , D.C. 20549

Mail Stop 3561

Re:

My Catalogs Online, Inc.

Registration Statement on Form S-1

Filed December 2, 2009

File No. 333-163439

Dear Mr. Fieldsend;

The following are our responses to your comment letter of December 31, 2009.

General

1.

In connection with our review of your filing, we reviewed your websites. We note that the website located at www.catalogenterprises.com provides active links to certain documents, including documents entitled “Corporate Presentation” dated August 12, 2009, Executive Summary” dated August 17, 2009, and “Catalog Enterprises Business Plan” dated September 11, 2009, as well as certain press releases dated before and after you filed your registration statement with us. Therefore, please provide us with your analysis as to whether these materials constitute an offer of your securities. In this regard please consider revising the content of your websites so that you archive properly the information on the websites, as contemplated by Rule 433(e)(2) under the Securities Act or omit all improper disclosures from your websites. See Section III.D.3.b.iii(E) of Release No. 33-8591 and Rule 433(e) under the Securities Act.

We have omitted the improper disclosures on the Catalog Enterprises website. We have taken out the Press Releases, The Business Plan, The Executive Summary and everything that refers to the business specifics in general.

2.

We note that there is currently no market for your common shares. Given this fact, please revise your cover page and Plan of Distribution section to provide that, if true, you and the selling shareholders will sell the common stock being registered in this offering at a fixed price, which would appear to be quantified in your prospectus as $0.20 per share, until your securities are quoted on the OTC Bulletin Board or listed on an exchange and thereafter at prevailing market prices or privately negotiated prices. Also, please disclose that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

The issuer and the selling shareholders will sell the common stock being registered in this offering at a fixed price of $0.20 per share, until the securities are quoted on the OTC Bulletin Board or listed on an exchange and thereafter at prevailing market prices or privately negotiated prices. If the offering is not already closed at the time, the Issuer will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

3.

In an appropriate location in your document, please provide the disclosure required by Item 103 of Regulation S-K.

Disclosure has been made that the Issuer has no material pending legal proceedings.

Front Cover Page of the Registration Statement, page 2

4.

Please revise the registration fee table to clarify the title of the class of securities to be registered for resale by the selling shareholders.

Revised to clarify that the selling shareholders will be selling common shares.

Outside Front Cover Page of the Prospectus, page 3

5.

Please revise your tabular disclosure to present the gross proceeds expected to be received for the shares issued in the offering, the offering expenses you expect to pay, the offering expenses the selling stockholders or any other party is expected to pay, the net proceeds you expect to receive, and the net proceeds you expect the selling stockholders to receive. Please present all this information on both a per share basis and for the total amount of the offering and ensure that you separately present the amounted expected to be received by the selling stockholders. See Item 501(b)(3) of Regulation S-K.

The table has been revised.

6.

Footnote (1) of your table indicates that the estimated offering expenses of $65,500 are prior to payment of any underwriting or placement commissions, discounts, or expense. Your disclosures on page 11, however, indicate that your total anticipated expenses are $65,237, including $15,237 of offering expenses and potential underwriting discount or commissions equal to $50,000. Please explain why there is a discrepancy between these amounts and, if true, revise your disclosures on page three to indicate that the offering expenses include estimated underwriting discounts and commissions. If you do not expect to pay any underwriting discounts or commissions, please revise your disclosures throughout the filing.

Revised to disclose on page three that the offering expenses included estimated underwriting discounts and commissions.

7.

Please disclose on the cover page of the prospectus that the securities being registered in this offering may be illiquid because they are not listed on any exchange or quoted on the OTC Bulletin Board and no market for these securities may develop. See Item 501(b)(4) of Regulation S-K.

Disclosure added on cover page that the securities being registered in this offering may be illiquid because they are not listed on any exchange or quoted on the OTC Bulletin Board and no market for these securities may develop.

8.

We note your disclosures throughout your document that you have doubts about your ability to continue as a going concern. Please include a statement regarding your doubts about your ability to continue as a going concern on your prospectus cover page and at the beginning of your Management’s Discussion and Analysis of Financial Condition and Results of Operations section or tell us why it is not appropriate for you to do so.

A going concern disclosure has been added on the cover page and MD & A and Results of Operations sections.

Prospectus Summary, page 5

9.

The summary should provide a brief review of you and the key aspects of the offering in a balanced manner. In this regard, please revise your Prospectus Summary section to address the following examples, but not that these are examples only and not an exhaustive list of the revisions you should make:

•

Please disclose that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.

•

Please disclose that you are registering 600,000 shares in this offering on behalf of two of your affiliates, Jerrold D. Burden and Ronald Teblum, and that these individuals will continue to own the majority of your registered shares after the offering, allowing them to control you.

•

Please better clarify the current status of your business, rather than what you intend your business to do and receive, and that you have suffered operating losses since inception.

•

Please remove from the summary and elsewhere in the forepart of your document all defined terms, including the penultimate sentence in the first paragraph of this section.

The Summary section has been substantially revised.

Risk Factors, page 5

10.

We note your statement in the introductory paragraph that the risk factors described in the registration statement “are not the only risks [you] face.” You must describe all material risks; if risks are deemed immaterial, you should not reference them. Accordingly, please delete this reference to risks that are not material to you.

Reference to additional risks has been removed as other risks are not material.

We have suffered operating losses since inception and we may not be able to…page 6

11.

Although you state that you had an accumulated deficit of $194,785 as of September 30, 2009, the amount does not agree with your financial statements. Please revise as appropriate.

Revised for consistency with financial statements.

Because we will not pay dividends in the foreseeable future, stockholders will…page 9

12.

The last sentence of this first paragraph and the entire second paragraph of this risk factor state that you have doubts about your ability to continue as a going concern. Please create a separate risk factor regarding your doubts about your ability to continue as a going concern and locate this risk factor closer to the beginning of you Risk Factor section.

Separate going concern Risk Factor created.

Cautionary Note Regarding Forward-Looking Statements, page 10

13.

Please delete the reference to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act, here and throughout your document, because those sections do no apply to forward-looking statements made in connection with an initial public offering.

References to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act have been deleted.

Use of Proceeds, page 10

14.

We note that you intend to use the proceeds of this offering for general corporate purposes, which you state may include working capital requirements, research and development activities, and capital expenditures. Because your offering is being completed on a “best-efforts” basis, please revise your disclosures to indicate how you anticipate using the net offering proceeds under more than one offering scenario or tell us why it is not appropriate for you to do so. See Instruction 1 to Item 504 of Regulation S-K. For example, please present use of proceeds disclosures assuming you sell only 25%, 50% and/or 75% of the offered shares in addition to a 100% scenario. Your disclosures should quantify the amounts of proceeds intended for each purpose, discuss the order of priority of such purposes, and include language clarifying that:

•

the offering is on a “best-efforts” basis;

•

the offering scenarios presented are for illustrative purposes only; and

•

the actual amount of proceeds, if any, may differ.

This section was revised to add a table outlining the Issuer’s proposed Use of Proceeds, in order of priority, and in varying scenarios, depending upon the net proceeds received by the Issuer.

Capitalization, page 10

15.

It is unclear why you include current assets and liabilities in your capitalization table. Generally, a capitalization table only included capitalization in the form of debt and equity. Please remove the current asset and liability line items from the table or tell us why you believe they should be included.

Current asset and liability line items deleted.

16.

We note the amounts presented in your capitalization table for current liabilities, accumulated deficit, and total stockholder’s (deficit) equity as of September 30, 2009 do not agree with the amounts presented in your financial statements as of that date. Please revise as appropriate.

Revised for consistency.

Dilution, page 11

17.

You disclose that your negative net tangible book value as of September 30, 2009 was ($160,785). Please tell us how you determined that amount. Please also round all per share amounts presented in the dilution table to the nearest whole cent. See Item 506 of Regulation S-K.

Net tangible book value per share is determined by dividing the tangible book value of the company (total tangible assets less total liabilities) by the number of outstanding shares of our common stock on September 30, 2009.

18.

Because you offering is being completed on a “best efforts” basis, please provide a dilution table for each offering scenario discussed within your filing. For example, please provide dilution tables for offerings at the 25%, 50%, 75% and/or 100% levels.

Dilution tables for offerings at the 25%, 50%, 75% and/or 100% levels have been added.

19.

Please provide a table for each offering scenario that shows the numbers and percentages of shares held and the relative contributions of capital for the existing shareholders and purchasers in this offering. See Item 506 of Regulation S-K.

Information provided in the table.

Market for Common Equity and Related Stockholder Matters, page 11

20.

In accordance with Item 210(b) of Regulation S-K, please disclose the approximate number of holders of each class of your common equity, as of the latest practicable date, in this section or in another appropriate location in your document.

All shareholders registered in this Offering hold common stock. No preferred stock has been issued by the Company.

Description of Business and Property, page 11

21.

Please thoroughly revise this section to clarify and better describe the status of your current operations and your proposed business operations. To the extent you discuss future services, please provide the status of development and indicate the timeframe for which you anticipate offering these services and the basis of your conclusions. Further, please discuss the actual operations of your business, focusing on the particular means by which you generate revenue and incur expenses. See Item 101(c)(1) of Regulation S-K. AS examples only, and not an exhaustive list of the revisions you should make, please address the following:

•

In the first paragraph under the “General” heading on page 11, you state that you are “cataloging the Internet and currently have over 1,600 domain names with extensive search criteria.” Please specify clearly and update as appropriate the domain names available on the Internet that currently allow customers to select products and services online. For any domain name that you mention specifically in your document that is not yet active and that does not yet allow customers to select products and services, please disclose when you plan to launch that website. If you have no specific plans or timeframe to launch a website, please state. For the remaining domain names in your 1,600 domain name group that you have not mentioned specifically in your document, if true, please state that you have no present intent to activate websites using those domain names.

•

We note your disclosure on page 14 that you have “over 1,000 affiliate partnerships with retail companies” and when “customers are redirected from [y]our web-sites to these retailers, the network hub, such as Commission Junction, Net-links, Share-a-sale and Google, electronically records [y]our affiliate fee, paying [you] fees ranging from 4% to 22%. Please elaborate upon this disclosure to explain in greater detail how you generate revenue through your various fees and your assessments of the rates for those fees. See Item 101(c)(1)(i) of Regulation S-K.

•

Please discuss in greater detail the partnerships you disclose having with other companies by more clearly explaining the nature of those partnerships. Please file as exhibits to your document any partnership or similar agreements you have with these or any other companies. In this regard, you state that you were on of the first companies selected by Microsoft to become “Microsoft Biz-spark partner” and, as a result of your ability “to drive Silverlight downloads to the user desktop, Microsoft is supporting the development efforts with internal support, direction, and softward for development.” Also, you state that there is a “syndergistic approach by Bing.com in their attempt to ‘simplify’ and ‘classify’ the internet.” Please discuss how and why you were selected to become a Microsoft Biz-spark partner, what this selection means for you, the development efforts Microsoft is providing you relating to internal support, direction, and software, your connection with Bing.com, and whether you have any specific agreements with Microsoft or Bing.com. Further you state that you have entered into “strategic joint ventures with some of the best in the industry to provide smooth execution and delivery,” including Mars Research, OnStream Media, 1Vault, DataFeedFile, QuamTel, Promark, and your outsourced companies in India and Brazil, and you state that Nexicon and Onstream Media are your “strategic partners.” Please discuss in greater detail these strategic joint ventures and strategic partnerships and whether you have any agreements with any of the companies you mention.

•

Please revise this section to discuss your business without relying on the use of jargon. We note, for example, descriptions and phrases, such as “personalized and rich graphical user interface,” “eCommerce 3.0 and mCommerce,” “Microsoft Silverlight technology,” and “drive Silverlight downloads to the user desktop.”

•

Please revise to discuss any patents, trademarks or licenses. See Item 101(h)(4)(vii) of Regulation S-K. In this regard, we note your statement on page seven that a collaboration with a development partner could lead to the partner gaining access to your “proprietary information” and designing “around [y]our intellectual property,” as well as your reference on page 26 to expenditures relating to protecting patents.

•

In the section under the heading, “Competitive Edge,” if you chose to highlight your competitive strengths, please balance this disclosure with a discussion of your principal competitive challenges or the risks you face.

We may have further comment upon reading your response and revisions.

This Section has been substantially revised.

Market Analysis Summary, page 14

22.

We note your disclosure in this section and subsequent sections through page 23. In these sections, you discuss the various aspects of the Internet and catalog retailing industry as a whole; however, the overall size and composition of this industry does not appear to be relevant to you given the early stage of development of your operations. In this regard, it appears inappropriate for you to include statistics regarding the size of the potential markets for your services. Therefore, please delete all references to the overall size and composition of these markets unless this information is directly material to you at the current stage of your development. Alternatively, please tell us why it is appropriate for you to retain this information in your document.

Reference to overall size and composition of markets has been deleted.

Management’s Discussion and Analysis of Financial Condition and Results of …page 25

23.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, please provide additional information about the quality and variability of your cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail the economic or industry-wide factors relevant to your company, and the material opportunities, challenges, and risks in the short and long terms and the actions you are taking to address them. See Item 303 of Regulation S-K and Release No. 33-8350.

This section has been substantially revised to address known material trends and uncertainties which could have a material impact on our operations.

Plan of Operation, page 25

24.

Please revise your plan of operation discussion to clearly identify your proposed business and product or products. Your discussion should explain your plan in sufficient detail so that your current and prospective investors have an opportunity to view your business and your proposed plan of operation through the eyes of management. The discussion should include how you expect to earn revenues and how you expect to develop and market your websites. Your plan of operation should specifically address the state of develop of your websites, including when you expect your websites to go into service and begin generating revenues. Your discussion should also address the anticipated costs to complete your websites.

This section has been revised to more clearly identify the Company’s business operations, including the means by which revenues are generated, and the company’s current web-site development plans and the related costs thereto.

25.

You state that you intend to “vigorously advertise” your maiden site, MyChristmasCatalog.com during the holiday season of 2009 “to begin establishing brand recognition.” Please discuss the manner in which you vigorously advertised MyChristmasCatalog.com during this time.

•

This Section was revised to add specifics about the Company’s marketing plan implemented to promote the MyChristmasCatalog.com site during the 2009 Holiday season.

26.

You state that “[d]uring the coming 12 months,” you intend to continue to “roll out” your websites and “pursue the optimization of [your] already existing sites.” Please discuss the websites that you intend to roll out in the next 12 months and how you will pursue the optimization of your existing sites. In this regard, please disclose the amount of funds you will need to accomplish these goals.

This section was revised to add particulars regarding the Company’s current plan of bringing websties on line, and the related expenses expected to fund that plan.

Liquidity and Capital Resources, page 25

27.

Because your offering is being completed on a “best-efforts” basis, you should discuss your plans to satisfy liquidity needs over at least the next 12 months under at least the offering scenarios discussed elsewhere in your filing. For example, please revise your disclosures to address how you intend to satisfy your liquidity needs over at least the next 12 months under at least the 25%, 50%, 75% and/or 100% offering levels. If you anticipate that offering proceeds of less than 100% will not be sufficient to fund operations for at least the next 12 months, please discuss how management intends to finance operations.

A “Use of Proceeds” Table was added to address the Company’s projected Use of Proceeds in various offering levels..

28.

In this regard, you state that you anticipate that you will receive revenues from operations in the next 12 months but that you have assumed for planning purposes that you may need to sell common stock, take loans or advances from officers, directors, or shareholders, or enter into debt financing agreements to meet your cash needs over the coming year. Please disclose whether you have any agreements or understandings regarding these options, including any agreements or understandings with any officers, directors, or shareholders for loans or advances. If not, please state.

The issuer has no agreements or understandings for any of the above listed financing options and such disclosure has been added to the registration statement.

29.

We note your statement in the last paragraph of this section that you have determined that you anticipated monthly cash flow needs should not exceed $20,000 for the first six months of 2010, but that expenses are expected to increase in the second half of 2010 due to a projected need to increase personnel. Please disclose the expenses that you plan to incur in the first half of 2010 that will require $20,000 per month and to what extent you believe your expenses will increase in the second half of 2010.

Please refer to “Use of Proceeds” table in section 14 of this document.

Revised to provide detail that the anticipated expenses for the first ½ of 2010 of approximately $20,000 per month are made up of primarily salaries and rent on the company’s offices and that any projected increase in expenses will be directly related to the expansion plans of the Company which could be undertaken dependant upon the level of funds the company receives. The Use of Proceeds table is also included to show the projected increase in expenses that the company could anticipate in the second ½ of 2010.

30.

Although you disclose that your current liabilities at September 30, 2009 totaled $183,259, this amount does not agree with the amount presented in your financial statements. Please revise as appropriate.

Revised for consistency.

31.

Please expand your disclosures to include a discussion of your operating, investing, and financing cash flows as reflected in your statement of cash flows. In particular, please discuss your accrued expenses and related party notes payable, including payment terms.

MyCatalogsonline has no intention in investing in short term or long term discretionary financial programs of any kind. The Company has two notes payable to officers for $88,000 and $20,000. Both notes bear interest at 12 % per year and are payable on demand. Interest expense accrued on these notes for the period January 26, 2009 (inception) through September 30, 2009 was $5,259.

Results of Operations, page 26

32.

Please ensure that the expense and net loss amounts discussed in this section agree with the amounts presented in your financial statements.

Revised for consistency.

Our Management, page 27

33.

In this section, you state that Ronald Teblum is your Chief Financial Officer, but in your Executive Compensation section, you state that Jerrold D. Burden is your chief financial officer. Please revise here and throughout your document, as applicable, or advise.

Revised for consistency.

34.

You must disclose the business experience of all your officers and directors during the past five years, without any gaps or ambiguities, including each person’s principal occupation and employment, the name and principal business of any corporation or other business association, and whether any of the corporations or business associations are your parent, subsidiary, or other affiliate. See Item 401(e)(1) of Regulation S-K. Please revise your disclosure to state specifically the business experience over the past five years without gaps or ambiguities, of Jerrold D. Burden, Dan O’Mera, Jason White, and Christina M. Rosario.

This section has been revised to provided a more detailed business experience of the officers and directors over the past five years.

35.

Please revise your disclosure of Ronald Teblum’s business experience so that it is clear and consistent at least over the past five years. For example, you state that Mr. Teblum is currently your chief executive officer, has served as president of Mars Research for the past 25 years, and has had various roles with numerous hi-tech companies during this time as well.

Mr. Teblum’s resume has been revised to provide a clear and consistent five year history.

36.

Please revise management’s biographical information to remove editorial comments and adjectives that could be construed as “puffing.” For example, please remove the last paragraph of Ronald Teblum’s business description, the penultimate paragraph Jason White’s business description, and the third, fourth, and sixth paragraphs of Christina M. Rosario’s business description. Alternatively, please tell us why it is not appropriate for you to remove this information.

The last paragraph of Ronald Teblum’s business description, the penultimate paragraph Jason White’s business description, and the third, fourth, and sixth paragraphs of Christina M. Rosario’s business description have been removed.

Security Ownership of Certain Beneficial Owners and Management, page 30

37.

Please clarify the disclosure in the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

Revised to disclose it includes shares each person has the right to acquire within 60 days.

38.

It does not appear that the sum of percentages of shares owned by your officer and directors equals 99.76%. Please revise or advise.

Revised for appropriate total.

Certain Relationships and Related Party Transactions, page 30

Loans and Advances from Affiliates, page 30

39.

Please disclose the two shareholders to whom you refer in this section, the largest aggregate amount of principal that was outstanding, the amount outstanding as of the latest practicable date, the amount of principal paid, the amount of interest paid, and the rate or amount of interest payable on the indebtedness. See Item 404(a)(5) of Regulation S-K. Also, please file as exhibits to this document any agreements made in connection with this indebtedness or tell us why it is not appropriate to do so.

This section has been revised to reflect that the only 2 principals who have put money into the company to date are Jerrold Burden and Ronald Teblum. The Company has two notes payable to officers for $88,000 (Jerry Burden) and $20,000 (RonTeblum). Both notes bear interest at 12 % per year and are payable on demand. Interest expense accrued on these notes for the period January 26, 2009 (inception) through September 30, 2009 was $5,259.

Selling Stockholders, page 33

40.

In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder its, his, or her relationship to the registrant within the last three years.

This disclosure has been revised to reflect that that neither BayState Financial, Marie Bonocor and CLX & Associates have had no previous relationship with the company within the last three years. The two remaining selling shareholders, Ronald Teblum, and Jerrold Burden are the CEO and Charirman, Secretary, and Treasurer of the company respectively.

41.

Please state whether the selling stockholders have sole voting and investment powers over their shares. For each entity identified as a selling stockholder, please provide the identity of the natural person, natural persons, or registered entity with voting and investment control of the shares owned by the selling stockholder.

This disclosure has been revised to reflect that each selling shareholder has sole voting power and investment power over their shares and to disclose that that:

Robert Weidenbaum is a natural person and has voting and investment control over CLX & Associates; and Dina Buonocore is a natural person and has voting and investment control over Bay Street Financial.

42.

Please state whether any of your selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

None of the selling shareholders is a broker dealer or an affiliate of a broker dealer.

43.

We note your statement that the ownership percentages appearing in the table were “calculated assuming that 12,325,000 shares of common stock were outstanding on October 15, 2009” [emphasis added]. Please revise to state whether or not there were 12,325,000 shares of common stock outstanding on October 15, 2009. If there is uncertainty regarding the number of shares of common stock that were outstanding on October 15, 2009, please revise to explain the cause of the uncertainty.

Revised to state “calculated based on the 12,325,000 shares of common stock that were out.”

44.

Also, if the number of shares outstanding has changed, please revise throughout your documents to disclose the number of share outstanding as of the most recent practicable date.

The number of shares outstanding has not changed and the dates have been updated.

Outside Back Cover of Prospectus

45.

Please include an outside back cover of the prospectus, containing the information required by Item 502(b) of Regulation S-K.

Dealer Prospectus Delivery Obligation disclosure added.

Independent Auditor's Report. page F-I

46.

Please have your independent registered public accounting firm revise their audit report to state, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). See PCAOB Auditing Standard No, I and SEC Release 34-49707. Please also have your auditor revise the title of their report to read, "Report of Independent Registered Public Accounting Firm."

The audit was not conducted in accordance with PCAOB standards as the Company was not publicly traded at the time of the audit. The auditor is however a PCAOB registered firm.

47.

Considering you disclose on pages nine and 26 that there is substantial doubt about your ability to continue as a going concern, please clarify why your auditor's report does not include a going concern paragraph. See AU Section 341.

The Auditor has added a going concern paragraph.

Financial Statements. page F-1

48.

Please revise your financial statements and footnote references to reflect the adoption of the FASB Accounting Standards Codification which is effective for financial statements for periods ending after September 15, 2009.

We have revised the financial statements and footnote references to reflect the adoption of the FASB Accounting Standards Codification where applicable

Consolidated Statement of Cash Flows, page F·5

49.

We note that the ending cash balance presented in your consolidated statement of cash flows does not agree with the amount presented in your consolidated balance sheet. Please revise as appropriate.

The revision has been reflected in the S-1/A.

Notes to Consolidated Financial Statements. Page F·6

Note 1 - Summary of Business Operations and Significant Accounting Policies. Page F-6

50.

Please expand your accounting policy footnote regarding website development costs to provide a more descriptive policy which explains the specific criteria you use for determining whether to capitalize or expense such costs. See FASB ASC 350-40.

We have revised the accounting policy to provide a more descriptive policy that identifies the specific criteria under which the Company capitalized website development costs. For the period from inception to September 30, 2009, these costs consisted only of the purchase of domain names which are capitalized under FASB ASC 350-50-25.

51.

Please provide an accounting policy footnote which explains how you will account for revenues from your planned operations.

We have included an accounting policy footnote that explains how the Company will account for revenues from planned operations.

52.

Please disclose that your fiscal year-end is September 30th.

We have included this disclosure in the introductory paragraph of the footnotes.

Note 3 - Common Stock. page F-7

53.

We note that you recorded 2,000,000 shares of common stock issued to one of your officers as compensation as an incentive to defer his salary. You disclose that the total value of the shares was based on the value of the compensation deferred of $14,000. Please explain how you determined the value of the compensation deferred as we do not fully understand how you determined the value recorded. We note from your disclosure in Note 2 that two of your officers agreed to defer their salaries, that you executed deferral agreements totaling $10,000 per month, and that accrued salaries at September 30, 2009 were $76,000.

The officer referred to in the footnote agreed to defer $2,000 per month beginning in February 2009. The incentive shares issued were valued based on the total amount of the salary deferral for the seven months through September 30, 2009 as the intention of the Company was to reward the officer for the willingness to defer the salary. As the common stock has no determinable market value, the value of the services rendered and deferred appears to be a more determinable value for the stock issued

Part II- Information Not Required in Prospectus, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

54.

In accordance with Item 511 of Regulation S-K, please state in this section that, if true, you, and not the selling stockholders, will pay all fees and expenses associated with the offering.

Revised to state that the Issuer will pay all fees and expenses associated with the offering and not the selling stockholders.

Item 15. Recent Sales of Unregistered Securities, page II-1

55.

Rather than describing the recent sales of unregistered securities on a group basis, please revise your disclosure to provide all of the information required by Item 701 of Regulation S-K for each separate issuance. In this regard, please disclose in connection with each individual sale the date of the sale, the number of shares of common stock issued pursuant to the sale, the identity or class of the recipient of the shares, the consideration paid for the shares, the exemption from registration claimed for the sale, and the facts relied upon the make the exemption available.

Bay State Financial, Maria Buonocore, CLX & Associates, Jerrold D. Burden and Ron Teblum all bought shares on Sept. 15, 2009. Bay State Financial purchased 100,000 common shares for $24,000, Maria Bunonocore purchased 25,000 common shares for $6,000, CLX & Associates purchased 50,000 common shares for $12,000. Jerrold D. Burden was issued 10,000,000 common shares and Ron Teblum 2,000,000 for services at par value ($0.001) per share.

Item 17. Undertakings, page II-2

56.

Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Items 512(a)(5)(ii) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include that undertaking.

512(a)(5)(ii) undertaking language included.

Signatures, page II-3

57.

Your document must be signed by your principal executive officer, your principal financial officer, your principal accounting officer or comptroller, and a majority of your directors. See Instruction 1 to the Signatures section of Form S-1. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the registration statement. See Instruction 2 to the Signature section of Form S-1. Please have you principal financial officer and principal accounting officer or comptroller sign your document in addition to those individuals who have signed the document already. In this regard, if one of the individuals who signed the document is your principal financial officer or principal accounting officer or comptroller, please add this title below the signature in addition to the title you have already written.

Additional Titles added.

Exhibit 5.1

58.

The reference to “the laws of the State of Nevada” in opinion one and the references to “the corporate laws of the State of Nevada” in opinions three and four also should include all applicable statutory provisions of law and the reported judicial decisions interpreti8ng these laws in effect as of the date of effectiveness. Please have counsel revise the opinion in this manner, or have counsel confirm this understanding for us in writing and file the writing as correspondence on the EDGAR system, as it will be a part of the Commission’s official file regarding this registration statement.

Revised Opinion letter attached.

Very Truly Yours,

/s/ Ronald Teblum

Ronald Teblum, Chief Executive Officer

My Catalogs Online, Inc.